DECORATOR INDUSTRIES, INC.
                             10011 PINES BLVD. #201
                            PEMBROKE PINES, FL, 33024
                                 (954) 436-8909

Ms. Tia Jenkins
Senior Associate Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549


Dear Ms. Jenkins:

Pursuant to your comment letter of August 21, 2008 to Mr. Johnson concerning our Form 10-K for the fiscal year ended December 29, 2007, we have this date filed on EDGAR Amendment No. 1 thereto on Form 10-K/A which complies in full with your Comment No. 1 regarding Exhibits 31.1 and 31.2. We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Michael K. Solomon
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Michael K. Solomon
Vice President and Chief Financial Officer